Exhibit 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

First Quarter 2014	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income available to common shareholders	$17,974	56,091	$0.32

Effect of dilutive securities:
Stock compensation plans	—	1,081

Diluted EPS:
Net income available to common stockholders	$17,974	57,172	$0.31

First Quarter 2013	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income from continuing operations	$22,305	55,370	0.40
Net loss from discontinued operations	$(997)	55,370	(0.02)
Net income available to common shareholders	$21,308	55,370	0.38

Effect of dilutive securities:
Stock compensation plans	—	1,085

Diluted EPS:
Net income from continuing operations	$22,305	56,455	0.40
Net loss from discontinued operations	$(997)	56,455	(0.02)
Net income available to common stockholders	$21,308	56,455	$0.38